Exhibit 13.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2011

March 29, 2012

Table of Contents

Annual Information Form for the year ended December 31, 2011

In this Annual Information Form, the terms “We”, “Us”, “Our”, “Corporation” and “Cascades” refer to Cascades Inc., its subsidiaries, divisions and its interests in joint ventures. Except as otherwise indicated, all dollar amounts are expressed in Canadian dollars. The information in this Annual Information Form is stated as at December 31, 2011, except as otherwise indicated, and except for information in documents incorporated by reference that have a different date.

DOCUMENTS INCORPORATED BY REFERENCE

The documents in the table below contain information that is incorporated by reference into this Annual Information Form.

Documents	Where they are incorporated in this Annual Information Form
Cascades Inc.’s 2011 Annual Report – Management’s discussion and analysis of the operating results and financial position , NEAR-TERM OUTLOOK, page 29, RISK FACTORS, page 35	Items 3.3, 4.6.1 and 4.9

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form or in documents incorporated by reference, including statements regarding future results and performance, are forward-looking statements within the meaning of the “Safe Harbour” provision of the United States Private Securities Litigation Reform Act of 1995 based on current expectations. The accuracy of these statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions (See heading Risk Factors).

Annual Information Form

ITEM 1 – DATE OF THE ANNUAL INFORMATION FORM

This Annual Information Form (“AIF”) is dated as at March 29, 2012. Except as otherwise indicated, the information contained in this AIF is stated as at December 31, 2011.

ITEM 2—CORPORATE STRUCTURE

2.1 NAME, ADDRESS AND INCORPORATION

Cascades Inc. was incorporated under the name Papier Cascades Inc./Cascades Paper Inc. under the laws of the Province of Québec by letters patent issued on March 26, 1964. Supplementary letters patent were issued on March 11, 1968, July 4, 1979 and October 19, 1979 to amend the authorized capital stock and the restrictions and privileges attached to certain classes of shares of the Corporation.

Cascades was continued under the name Cascades Inc. under Part 1A of the Companies Act (Québec) by Certificate of Continuance dated October 26, 1982. Certificates of Amendment were issued on July 5, 1984, September 16, 1985 and May 13, 1986 to permit the subdivision of the Corporation’s Common Shares, as well as on July 15, 1992, July 24, 1992, December 17, 1992 and July 20, 1993 in order to modify the authorized share-capital and the restrictions and privileges of certain classes of shares of the Corporation.

On December 30, 2003, in accordance with Article 123.129 of the Companies Act (Québec), Cascades, by simplified amalgamation, merged with 9135-2591 Québec Inc., a wholly owned subsidiary of the Corporation. The articles of amalgamation and schedules as well as the composition of the Board of Directors of the new company following the amalgamation are exactly the same as those of Cascades Inc. prior to the amalgamation.

Since February 14, 2011, all Québec corporations currently governed by Part IA of the Companies Act (Québec) are automatically governed by the Business Corporations Act (Québec). Consequently, Cascades is now governed by the Business Corporations Act (Quebec).

On July 27, 2011, the Corporation amended its Articles which essentially provide that (i) the board of directors may, at its discretion, appoint one or more directors, who shall hold office for a term expiring no later that the close of the next annual meeting of shareholders following their appointment, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the annual meeting of shareholders preceding their appointment; and (ii) the board of directors may, at its discretion and from time to time, determine the place, whether within or outside of the Province of Québec, where a meeting of shareholders may be held outside of the province of Québec.

The head office and corporate offices of Cascades are located at 404 Marie Victorin Blvd., Kingsey Falls (Québec) J0A 1B0. Cascades also has executive offices located at 772 Sherbrooke Street West, Suite 100, Montréal (Québec) H3A 1G1. We maintain a Website at www.cascades.com.

2.2 INTERCORPORATE RELATIONSHIPS

The following list sets out the principal wholly-owned subsidiaries of the Corporation and their respective jurisdiction as at December 31, 2011 :

Corporate Name	Jurisdiction
Cascades Canada ULC	Alberta, Canada
Cascades USA Inc	Delaware
Cascades Europe SAS	France

ITEM 3—GENERAL DEVELOPMENT OF THE BUSINESS

3.1 THREE YEAR HISTORY

Financing activities

Bank Financing

On December 29, 2006, a bank syndicate provided the Corporation with new $850 million credit facilities consisting of : i) $650 million five-year renewable secured revolving credit facility maturing in December 2011; ii) a $100 million secured term facility maturing in October 2012; and iii) a six-month $100 million unsecured revolving credit facility, which was reimbursed prior to the due date (the “Credit Agreement”). The Corporation’s obligations under this revolving credit facility are secured by all inventory and receivables of the Corporation and its North American subsidiaries and by the property, plant, and equipment of five of its mills.

On June 27, 2007, the Corporation amended its Credit Agreement to add a new twelve month unsecured revolving credit facility in the amount of $100 million, said credit facility having been renewed on May 22, 2008 for another twelve month period.

On February 13, 2009, Cascades amended its existing bank Credit Agreement. Under the terms of the amendment, the financial covenants, namely the maximum funded debt-to-capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, remained unchanged until maturity in October 2012 and the variable interest rate applicable to borrowings outstanding was increased by 200 basis points. The amendment also cancelled the unsecured revolving credit facility in the amount of $100 million that was originally scheduled to terminate in June 2009. The amount of the Corporation’s secured revolving credit and term facilities ($750 million and $100 million respectively) and their maturity dates (December 2011 and October 2012 respectively) remained unchanged.

Annual Information Form

On February 10, 2011, the Corporation entered into an agreement to amend and extend until February 10, 2015, its existing $750 million revolving credit facility. Under the terms of the amendment, the existing financial covenants, namely the maximum funded debt–to-capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, will remain unchanged. As a result of the amendment, the margin applicable to outstanding borrowings has been reduced from 2.750% to 2.125%.

High Yield Financing

On November 19, 2009, the Corporation issued US$500 million aggregate principal amount of 7.75% Senior Notes due 2017 and CAN$200 million aggregate principal amount of 7.75% Senior Notes due 2016. The US$ notes were issued at a price of 98.534% of their principal amount and the CAN$ notes were issued at a price of 98.670% of their principal amount, both resulting in an average interest rate yield of 8%. On December 9, 2009, the Corporation also completed a US$250 million aggregate principal amount of 7.875% Senior Notes due 2020. These notes were issued at a price of 98.293% of their principal amount to yield 8.125%.

The Corporation used the gross proceeds from these offering of notes to fund the purchase of the Corporation’s outstanding Senior Notes maturing in 2013. The Corporation used the remaining proceeds of the offering to pay fees and expenses in connection with the offering and the tender offer and to reduce indebtedness outstanding under the revolving portion of the Corporation’s credit facility.

In 2009, the Corporation purchased for a total consideration of US$732 million, including a premium of US$13million, a total of US$530 million aggregate principal amount of 7.25% notes and US$189 million aggregate principal amount of 6.75% notes due 2013, leaving outstanding approximately US$116 million aggregate principal amount of 7.25% notes and US$61 million aggregate principal amount of 6.75% notes as at December 31, 2009.

In 2010, the Corporation purchased for a total consideration of US$162 million ($168 million) including a premium of US$3 million, a total of US$107 million ($111 million) aggregate principal amount of 7.25% notes and US$52 million ($54 million) aggregate principal amount of 6.75% notes due 2013. Approximately US$9 million ($9 million) aggregate principal amount of 7.25% notes and US$9 million ($9 million) aggregate principal amount of 6.75% notes expiring in 2013 remain outstanding as at December 31, 2011.

Corporate Activities

Boxboard Group

On September 13, 2007, Cascades entered into a Combination Agreement with Reno de Medici S.p.A. (“RdM”), a publicly traded european company based in Milan (Italy), which produces recycled boxboard (the “Agreement”). As a result of this Agreement, the Corporation contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., in exchange for 115.6 million shares or 30.63% of the outstanding shares in RdM. The Agreement also provides, among other things, that RdM and Cascades are granted an irrevocable Call Option or Put Option, respectively, to purchase two European virgin boxboard mills of Cascades. In addition to this Agreement, in 2010, the Corporation entered into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades had the option to buy all of the shares held by Industria in the capital stock of RdM (which represented 9.07% of the outstanding shares of RdM). On April 7, 2011, the Corporation purchased 0.12% of the outstanding shares of RdM which resulted in the Corporation obtaining control on the basis that the Corporation owned 40.95% of the outstanding shares of RdM and an exercisable call option to purchase an additional 9.07%. As such, the Corporation fully consolidates RdM with a non-controlling interest of 55.69%. Subsequent to April 7, 2011, the Corporation acquired 3.36% of the outstanding shares of RdM on the open market for a consideration of €2 million ($3 million). The Corporation’s ownership stood at 44.31% at the end of December 2011.

On March 11, 2011, Cascades announced that it had entered into an agreement for the sale of Dopaco, Inc. and Dopaco Canada, Inc. (collectively “Dopaco”), its paper cup and carton converting business for the quick-service restaurant and food service industries, to Reynolds Group Holdings Limited. On May 2, 2011, the Corporation completed the transaction for a cash consideration of US$387 million ($367 million), net of transaction fees and working capital adjustments. Net proceeds from the transaction are to be mainly used to pay down Cascades’ debt. In connection with the transaction, Cascades continues to supply boxboard to Dopaco, through a five year non-exclusive supply agreement.

On June 23, 2011, Cascades sold two of its boxboard facilities namely the Versailles mill located in Connecticut and the Hebron converting plant located in Kentucky to OpenGate Capital, a private equity firm for a total consideration of US$16 million ($15 million), net of transaction fees including a selling price balance of US$11 million ($10 million) which will be received over a 4 year period. The Corporation realized a loss of US$8 million ($8 million) before income taxes. Net proceeds from the transaction were reinvested in other Cascades boxboard facilities to improve their operations, efficiency and competitiveness.

Containerboard Group (Norampac)

On April 2, 2009, Cascades announced the termination of the production activities at its Québec City based corrugated products plant, due to an important reduction of the business volume and to unfavourable economic factors. The closure was completed in November 2009 and nearly 145 employees were affected by the closure. Production activities were redirected to other Québec based corrugated products plants. In 2010, the building and land were sold and the Corporation recorded a gain of $3 million.

On March 3, 2010, Norampac – Saskatoon ceased its production activities at its corrugated products plant, due to unfavourable economic factors, a lack of demand and increased operating costs. The closure was completed April 30, 2010 and 20 employees were affected by the closure. Production activities were redirected to the Norampac – Winnipeg plant.

On March 1, 2011, the Corporation sold its European Containerboard Group white-top linerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million), including the long-term debt assumed by the acquirer in the amount of €5 million ($7 million) and a balance of sale price of €5 million ($7 million) which will be received over a maximum of 3 years. The Corporation realized a loss of $2 million before income taxes. This mill produced more than 145,000 tons yearly and employed approximately 160 employees.

Annual Information Form

On March 10, 2011, Cascades announced the definitive closure of the Norampac - Leominster, Massachusetts converting plant. The production of this plant specialized in the converting of corrugated products, was redirected to the Thompson Connecticut plant and other Norampac facilities in the Northeastern United States. Nearly 100 employees were affected by the closure of the plant.

On June 27, 2011, Cascades announced the investment of its Norampac division in Greenpac Mill LLC (“Greenpac”), a corporation created with the Caisse de dépôt et placement du Québec (the “Caisse”), Jamestown Container and one other industry partner, for the purpose of constructing and operating a state of the art containerboard mill to be located in New York State. Once completed as planned, it will increase the Corporation’s market share in the containerboard industry and will confirm its position as one of the industry leaders. Greenpac will manufacture a light weight linerboard made with 100% recycled fibers on a single machine having a width of 328 inches with an annual production capacity of 540,000 short tons. This machine will be one of the largest of its kind in North America and will include numerous technological advances. The Greenpac mill will be constructed for an estimated total cost of US$430 million financed by a US$140 million equity investment of which US$99 million (including a temporary bridge loan of $15 million) (59.7%) will be invested by Cascades, US$28.3 million (20.2%) will be invested by the Caisse, and US$28.1 million (20.1%) will be invested by Jamestown Container and the other industry partner. The first equity contribution was made in July 2011.The remainder of the financing is in the form of debt, including senior debt in the amount of US$228.9 million, which was led by GE Capital, and subordinated debt in the amount of US$61 million. Senior debt was provided by an international banking syndicate managed by GE Capital. The subordinated debt will be provided by the Caisse (US$45.75 million) and Cascades (US$15.25 million), and will serve to bridge expected refundable tax credits. Greenpac’s debt will be without recourse to Cascades and will have a 10-year maturity. Norampac will assume responsibility for managing the day-to-day operations of Greenpac.

On September 20, 2011, Cascades announced the closure of its Norampac containerboard mill located in Burnaby (British Columbia). At the same time, Cascades announced an agreement regarding the sale of the land and building of the facility. The sale was completed in October for a cash consideration of $20 million and the closure was effective on November 6, 2011. Nearly 100 employees were affected by the closure. The mill’s production was redirected towards other Norampac facilities.

On October 12, 2011, Cascades announced the closure of the Norampac plant located in Le Gardeur (Québec), specialized in the conversion of corrugated products. The plant’s operations were redirected towards other Norampac Québec based plants that already served the greater Montréal region. Nearly 50 employees were affected by this closure.

Specialty Products Group

On September 22, 2009, Cascades announced the acquisition of the Canadian assets of Sonoco Recycling, as well as the US recovery assets of Yorkshire Paper Corporation through its subsidiary Cascades Recovery Inc. (formerly known as Metro Waste Paper Recovery Inc.) for a total consideration of $1 million and $3 million respectively. Both companies provide the consumer products sector with on-site collection services of recyclable materials, such as corrugated containers, paper and plastic.

On April 6, 2011, the Corporation increased from 10% to 50% its investments in NorCan Flexible Packaging Inc. (Mississauga, Ontario), which designs, manufactures, distributes and sells flexible film for packaging products for a cash consideration of $2 million.

On May 31, 2011, the Corporation purchased through its subsidiary Cascades Recovery Inc. (formerly known as Metro Waste Paper Recovery Inc.) all of the outstanding shares of Genor Recycling Services Ltd. and 533784 Ontario Limited (“Genor”) for a total consideration of $9 million, consisting of a cash consideration of $4 million and a balance of purchase price of $5 million. Genor recycles corrugated cardboard and other paper grades in Ontario (Canada).

On September 15, 2011, the Corporation acquired the uncoated partition board manufacturing assets of Packaging Dimensions Inc., located in Illinois (United States) for a total consideration of US$6 million ($6 million), consisting of a cash consideration of US$3 million ($3 million) and a balance of purchase price of US$3 million ($3 million).

On February 22, 2012, Cascades announced the permanent closure of its Cascades Enviropac plant located in Toronto (Ontario), specialized in the manufacturing of honeycomb packaging. The production will progressively be redirected towards the Cascades Enviropac Berthierville, Québec and the Grand Rapids, Michigan plants. Approximately 36 employees were affected by this closure which will be effective on June 1, 2012.

Tissue Group

On August 31, 2009, Cascades announced the acquisition of the tissue business assets of Atlantic Packaging Products Ltd. based in Ontario. This acquisition for approximately $61 million was to enable Cascades to increase its annual production capacity by 55,000 short tons of recycled paper and its converting capacity by approximately 70,000 short tons.

On March 10, 2010, the Corporation acquired the converting tissue business assets of Atlas Paper Bag Company Ltd., based in Ontario, for a counterpart of $3 million.

On March 4, 2011, Cascades announced an investment of $22 million, net of government grants, for the installation and the start-up of a new technology at its Candiac tissue paper mill to produce a superior quality tissue paper with less recycled fibers. This new technological addition will allow Cascades to manufacture tissue products with fewer fibers, less energy, less water and fewer chemical products than in any other paper manufacturing process.

On November 1, 2011, Cascades finalized the acquisition of 50% of the shares that it did not already own in Papersource Converting Mill Corp., a tissue paper converting plant that manufactures products for the Away-from-Home market located in Granby (Québec). The cash consideration paid was $60 million. The acquisition constitutes an important step in the action plan to modernize operations, and will optimize production in the Northeastern United States, in Québec and in Ontario. It employs more than 160 employees.

Annual Information Form

3.2 SIGNIFICANT ACQUISITIONS

No significant acquisition was completed by the Corporation during the financial year ended December 31, 2011 for which disclosure would have been required under Part 8 of National Instrument 51-102 of the Canadian Securities Administrators, namely the filing of a Business Acquisition Report.

3.3 TRENDS

Reference is made to Management’s Discussion and Analysis in the 2011 Annual Report, specifically on page 29 under the heading “NEAR-TERM OUTLOOK”, which is incorporated by reference.

ITEM 4—DESCRIPTION OF THE BUSINESS

4.1 GENERAL

Established in 1964, Cascades is the parent company of a North American and European group of companies involved in the production, conversion and marketing of packaging products and tissue papers principally composed of recycled fiber. In 2011, including its equity investment in Reno De Medici S.p.A., Cascades consumed approximately 4,1 million short tons of fiber and pulp. Recycled fiber, wood fiber (chips and logs) and pulp respectively accounted for 76%, 14% and 9% of the total fiber and pulp consumption. Cascades sources most of its supply of recycled fiber through its own recovery network as well as through mid- to long-term agreements with independent suppliers. Cascades sources its supply of wood fiber and pulp through contractual agreements with independent sawmills, timberland owners and pulp producers.

Cascades conducts its business principally through two operating sectors, namely:

1)	The Packaging Products sector which includes:

i)	The Boxboard Group, a manufacturer of premium coated boxboard and folding cartons;

ii)	The Containerboard Group, a manufacturer of containerboard and leading converter of corrugated products; and

iii)	The Specialty Products Group, which manufactures specialty papers, industrial packaging and consumer product packaging and is also involved in recovery and recycling.

2)	The Tissue Papers sector operates units that manufacture and convert tissue paper for the Away-from-Home and consumer products markets.

These two sectors include over 100 operating units located in Canada, the United States and Europe. As of December 2011, the Corporation employs approximately 12,150 employees, of whom 10,000 were employees of its Canadian and United States operations. Approximately 43% of the manpower is unionized under 43 separate collective bargaining agreements. Of the 43 collective bargaining agreements in North America, 15 will expire in 2012 and 7 in 2013.

This structure, which focuses on the groups autonomy, decentralizes authority while allowing continuous exchanges between sectors and a better coordination of all of the operations. Cascades sets strategic guidelines and ensures that corporate policies concerning acquisition and financing strategies, legal affairs, human resources management and environmental protection are applied by the subsidiaries, divisions and affiliated companies.

4.2 INDUSTRY SECTOR INFORMATION

4.2.1 PACKAGING PRODUCTS SECTOR

The packaging products sector is divided into three groups of activities: the Boxboard Group, the Containerboard Group and the Specialty Products Group.

4.2.1.1 BOXBOARD GROUP

In North America, the Boxboard Group operates two mills that produce premium coated boxboard for conversion into folding cartons and micro-flute packaging, with a total annual production capacity of 216,000 metric tonnes. These two mills are located in Québec, Canada. Recycled fiber accounts for approximately 60% of their total pulp and fiber consumption. The Boxboard Group purchases all of its needs in virgin fiber in Québec, and purchases 90% of its recycled fiber in Canada, the rest is purchased in the United States. Also vertically integrated downstream via its Folding Carton Division, the division’s four plants, one in Québec, two in Ontario and one in Manitoba annually convert approximately 62,000 metric tonnes a year supplied mainly by its Canadian boxboard mills. These plants design, develop and produce packaging solutions that meet the specific needs of companies focused principally on food and consumer products, including beverages, dry food, frozen and perishable food, and health and beauty care.

In 2011, Cascades ceased its activities in the boxboard sector in the United States with the sale of its two boxboard facilities, namely the Versailles mill located in Connecticut and the Hebron converting plant located in Kentucky, and by selling Dopaco, Inc., a leading producer of cups and folding cartons for quick service restaurants in North America. Refer to Corporate Activities on page 2 of this AIF.

In 2011 and 2010, the Boxboard Group’s sales in North America, excluding Dopaco, respectively amounted to $318 million and $376 million. In 2011, sales related to manufacturing activities amounted to $215 million, compared to $257 million in 2010, while sales related to converting activities, excluding Dopaco, amounted to $138 million compared to $158 million in 2010. The consolidated sales of the Boxboard Group were generated equally in the United States and in Canada. Sales in the amount of $9,1 million were made to Corpap Inc., a company held by Cascades at 33.33%. Products are delivered to customers by truck, rail or a combination of both. As at December 31, 2011, the Boxboard Group employed more than 775 employees in 6 facilities in Canada.

Annual Information Form

In Europe, the Boxboard Group operates two mills, one in France and one in Sweden that produce coated boxboard made of virgin fiber. With a total annual production capacity of 222,000 metric tonnes, these two plants employ close to 500 employees. The Corporation also holds a 44.31% investment in Reno de Medici S.p.A. (“RdM”), the second largest European producer of recycled coated boxboard with eight mills and an annual production capacity of 1,010 billion metric tonnes. Sales for the European operations stood at $745 million in 2011 compared to $208 million in 2010, as a result of the full consolidation of the results of RdM.

The following table lists the manufacturing and converting plants owned by the Boxboard Group, the approximate annual production capacity of the facilities or shipments and the products manufactured or the operations carried out therein, as the case may be, in 2011 :

Facilities	Products / Services	Annual capacity or Shipments
Manufacturing		Annual capacity in metric tonnes
Jonquière, Québec	From 100% virgin to 100% recycled coated boxboard	144,000
East Angus, Québec	100% recycled coated boxboard	72,000
Versailles, Connecticut	100% recycled coated boxboard	140,000(1)
LaRochette, France	Coated boxboard	160,000
Cascades Djupafors A.B., Sweden	Coated boxboard	62,000

Converting		Shipments in metric tonnes
Mississauga, Ontario	Processing and printing of boxboard for folding cartons	20,000
Cobourg, Ontario	Processing and printing of boxboard for folding cartons	12,000
Winnipeg, Manitoba	Processing and printing of boxboard for folding cartons	18,000
Lachute, Québec	Processing and printing of boxboard for folding cartons	12,000
Hebron, Kentucky	Processing and printing of boxboard for folding cartons	16,000(1)
(1)	In June 2011, the Corporation sold these two facilities.

4.2.1.2 CONTAINERBOARD GROUP

The Containerboard Group, conducting business under the name Norampac, employs close to 3,600 employees in its 27 containerboard mills and corrugated products converting plants located in Canada and in the United States. This network produces a broad range of products for sale to both regional and national customers in a variety of industries, including the food, beverage and consumer products industries. Five linerboard and corrugated medium mills in Canada and in the United States have a combined annual production capacity of 987,000 short tons, dedicated to specialty papers such as white-top linerboard. The products manufactured by the five manufacturing mills consist of 28% linerboard and 72% corrugating medium. In 2011, approximately 62% of their North American output was converted by Norampac’s 22 corrugated products converting plants, strategically located across Canada and the Northeastern United States. The Containerboard Group purchases all of its needs in virgin fiber in Québec and Ontario, and purchases 68% of its recycled fiber in Canada and the rest in United States. Products are delivered mainly by truck, rail or a combination of both.

In 2013, the Containerboard Group will increase its production capacity through its 59.7% participation in Greenpac Mill LLC. The new mill will manufacture light weight linerboard made with 100% recycled fiber. The Greenpac mill will have an annual production capacity of 540,000 short tons. The construction of the mill began in September 2011 on a property adjacent to an existing Norampac facility in Niagara Falls (New York).

In 2011, consolidated sales of this group amounted to $979 million, compared to $1.086 billion in 2010, mainly allocated as follows : sales related to North American manufacturing activities amounted to $487 million, compared to $584 million in 2010, while the corrugated products sales amounted to $800 million, compared to $839 million in 2010. 70% of the consolidated sales were made in Canada, 28% in the United States and 3% outside of North America. Sales in the amount of $16.2 million were made to Niagara Sheets, LLC, held by the Corporation at 24.5%, while $3.2 million of sales were made to New England Sheets, LLC, held by Cascades at 18.18 % and sales in the amount of $2 million were made to Abzac, held by Cascades at 40%. Its own sales force carries out the sales of this group together with sales agents for export purposes.

The corrugated products sector places significant effort in diversifying its product offering. In 2011, the group continued the development of the following products which will be commercialized in 2012: a garden waste bag stand; a plant protector made of corrugated board (patent pending); and a corrugated pallet intended as an alternative to the standard wooden pallet.

The following table lists the mills and converting plants of the Containerboard and Corrugated Products Group and the approximate annual production capacity or shipments of each facility as well as the products manufactured or, where applicable, their activities in 2011 :

Annual Information Form

Facilities	Products / Services	Annual capacity or Shipments
Containerboard		Annual Capacity in short tons
Norampac Industries Inc., Niagara Falls Division, New York	100% recycled corrugating medium	275,000
Norampac Avot Vallée SAS, France	100% recycled corrugating medium and linerboard	155,000	(1)
Kingsey Falls, Québec	100% recycled linerboard	103,000
Cabano, Québec	Corrugating medium in various basis weights	242,000
Trenton, Ontario	Corrugating medium in various basis weights	194,000
Mississauga, Ontario	100% recycled linerboard	173,000
Burnaby, British Columbia	100% recycled corrugating medium and gypsum paper	128,000	(2)

Corrugated Products		Shipments in square feet
Newfoundland, St. John’s	Corrugated packaging	153,000,000
Moncton, New Brunswick	Corrugated packaging	343,000,000
Drummondville, Québec	Corrugated packaging	889,000,000
Victoriaville, Québec	Corrugated packaging	273,000,000
Vaudreuil, Québec	Corrugated packaging	776,000,000
Viau, Montréal, Québec	Corrugated packaging	877,000,000
Le Gardeur, Québec	Corrugated packaging and pallets	50,000,000	(3)
Belleville, Ontario	Corrugated packaging	212,000,000
Etobicoke, Ontario	Corrugated packaging	412,000,000
Jellco, Barrie, Ontario	Corrugated packaging	96,000,000
Peterborough, Ontario	Corrugated packaging and pallets	70,000,000
St-Mary’s, Ontario	Corrugated packaging	811,000,000
OCD, Mississauga, Ontario	Corrugated packaging	756,000,000
Vaughan, Ontario	Corrugated packaging	1,901,000,000
North York, Ontario	Single face sheets, corrugated packaging and display operations	52,000,000
Lithotech, Scarborough, Ontario	Single face laminate	172,000,000
Winnipeg, Manitoba	Corrugated packaging	517,000,000
Calgary, Alberta	Corrugated packaging	552,000,000
Richmond, British Columbia	Corrugated packaging	436,000,000
Norampac New York City Inc., New York	Corrugated packaging	758,000,000
Norampac New England Inc., Leominster Division Massachusetts	Corrugated packaging	116,000,000	(4)
Norampac Schenectady Inc. New York	Corrugated packaging	595,000,000
Norampac Industries, Inc., Lancaster Division New York	Corrugated packaging	382,000,000
Norampac New England Inc., Thompson Division Connecticut	Corrugated packaging	273,000,000
Services
Art & Die, Etobicoke, Ontario	Graphic art and printing plates	N/A

Annual Information Form

(1)	In March 2011, Norampac Avot-Vallée SAS was sold.
(2)	In October 2011, the Burnaby mill ceased its activities.
(3)	In November 2011, the Le Gardeur plant ceased its activities.
(4)	In May 2011, the Leominster plant ceased its activities.

4.2.1.3 SPECIALTY PRODUCTS GROUP

The Specialty Products Group operates in four main sectors of activity, namely: industrial packaging, consumer product packaging, specialty papers, and in recovery and recycling. This group operates 50 facilities located in North America and Europe, including 23 recovery centers in Canada and the United States. It employs more than 2,700 employees. In 2011, sales of this group amounted to $851 million compared to $786 million in 2010.

a) Industrial Packaging

The Industrial Packaging segment is active in four commercial sectors. The products include Technicomb™ and Flexicomb® protective packaging, multiboard specialty containers, structural components and paperboard and fiber composites. This sector offers innovative product protection solutions using recyclable systems made from recycled material.

Cascades Conversion Inc., Converdis Inc. and Cascades Sonoco Inc., joint venture companies, convert uncoated board, obtained in part within the Cascades network, into industrial packaging materials. The core product line is used by the pulp and paper industry, such as roll headers and paperboard packaging for rolls of newspaper. Cascades Conversion Inc. also manufactures roll edges that are sealed with heat plate equipment. The sales for these mills are driven by their own sales force. In 2011, one customer accounted for 20% of sales and the principal geographic market is the United States with 70%, followed by the Province of Québec (Canada) at 18% and by other Canadian provinces at 12%.

Cascades Rollpack S.A.S operates two plants in France at Saulcy-sur-Meurthe and Châtenois, which manufacture roll headers made of linerboard and uncoated paperboard supplied by the European paper mills. The sales of these mills are made through their own sales forces. In 2011, the largest customer accounted for 9% of products sold and the principal geographic market is Europe, with Germany at 41%, France at 40% and Scandinavia at 10%.

Cascades Multi-Pro, located in Drummondville (Québec) manufactures laminated paperboards (multiboard) used in many industrial sectors such as furniture backing and specialty containers. Cascades Enviropac in Berthierville (Québec) and Toronto (Ontario) as well as Cascades Enviropac HPM LLC in Grand Rapids (Michigan) manufacture honeycomb paperboard used as industrial packaging in general. Cascades Enviropac in St. Césaire (Québec) and Aurora (Illinois) manufacture uncoated paperboard partitions for beer, wine and glass container producers. The sales of these mills are handled by their own sales representatives and by sales agents. In 2011, their most important customer accounted for 7% of sales. The principal geographic market is the United States at 50% followed by the Province of Ontario with 26%, Québec at 19%, and by other Canadian provinces at 5%. The supply of uncoated board is principally obtained within the Cascades network.

Cascades Papier Kingsey Falls (Québec) produces uncoated recycled paperboard (URB) using 100% recycled fiber. This board is mainly used by packaging converters and industrial users of headers and wrappers for the paper industry, as well as partitions used as protective packaging. This division produces approximately 90,000 metric tonnes of which 47% are sold to affiliated companies while the balance is sold to third parties of whom three represent respectively 6%, 6% and 4% of sales. 53% of total sales are made to customers located in Québec, followed by the United-States with sales at 29%. Raw material is sourced principally in Québec (90%), as well as in Ontario (4%). Products are principally delivered by truck, rail, and ships.

The following table lists the main mills of the industrial packaging business sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2011 :

Annual Information Form

Facilities	Products	Annual capacity in metric tonnes
Cascades Conversion Inc. Kingsey Falls, Québec	Roll headers and wrappers	65,000
Converdis inc. Berthierville, Québec	Roll headers and wrappers	50,000
Cascades Sonoco Inc., Birmingham Alabama	Roll headers and wrappers	50,000
Cascades Sonoco Inc., Tacoma Washington	Roll headers and wrappers	30,000
Cascades Rollpack S.A.S., Saucy-sur- Meurthe and Châtenois, France	Roll headers and packaging reams	30,000
Cascades Multi-Pro Drummondville, Québec	Specialty containers and laminated board for furniture backing/draws	15,000
Cascades Enviropac, Berthierville, Québec	Honeycomb packaging products	3,000
Cascades Enviropac St-Césaire, Québec	Uncoated paperboard partitions	5,000
Cascades Enviropac – Toronto Ontario	Honeycomb packaging products	3,000	(1)
Cascades Enviropac HPM LLC Grand Rapids, Michigan	Honeycomb packaging products and other packaging products	10,000
Cascades Enviropac Aurora Aurora, Illinois	Uncoated paperboard partitions	8,000
Cascades Papier Kingsey Falls Québec	Uncoated board	93,000
(1)	Cascades announced the closure of this plant in February 2012.

b) Consumer Product Packaging

Two mills manufacture moulded pulp products, Cascades Forma-Pak in Kingsey Falls (Québec) and Cascades Moulded Pulp, Inc., in North Carolina (United States). The manufactured moulded pulp products sector is primarily destined for poultry farms and the quick-service restaurant business in Canada (17%) and the United States (83%). This sector of the Specialty Products Group produces mainly filler flats designed for egg processors, namely, UltraCelle30™and beverage carry trays marketed as UltraFit™, designed for the quick service restaurant industry . Sales representatives and a network of sales agents serve customers. Raw material for these moulded pulp products is composed of 100% recycled material.

Plastiques Cascades, located in Kingsey Falls (Québec), and Cascades Plastics Inc., located in Warrenton (Missouri), specialize in the food industry, notably, plastic packaging for the meat processing and the grocery industry. They also produce a complete line of plates and bowls made of foamed polystyrene, marketed under the Gusto™ and Much Gusto™ brands, destined to the food service industry. The principal raw material used is foam polystyrene. Sales representatives and a network of sales agents serve customers in Canada and the United States.

Plastiques Cascades - Re-Plast, located in Notre-Dame-Du-Bon-Conseil (Québec), recycles waste plastic generated by curb-side recovery programs and industrial waste. They offer two product lines : the first one is comprised of decking boards made with either 100% recycled plastic or wood-plastic composite commercialized under the name Perma-Deck®, manufactured from post-consumer and post-industrial recycled plastic and wood residue. The second line consists in furnishings for outdoor use, commercialized under the name Urbain Design®. Products are sold through sales representatives, manufacturing agents and distributors.

Cascades Inopak located in Drummondville (Québec), specializes in the extrusion and thermo moulding of rigid sheets of plastic and moulding by injection. Its principle products are wrappers for packaging coins sold under the trade name Plastichange® and a complete line of multi-use containers commercialized under a variety of brands, such as Benpac™, Deli-Tray™, Eko-sens™, Versatile™ and Versatub™ for food packaging catering to food processors, grocers and co-packers. Frig-O-Seal® is a reusable food container line sold through retailers. Products are sold through distributors and agents. Mainly, the raw materials which are used are a blend of polyethylene terephtalate (PET), and recycled PET, polypropylene (PP), oriented polystyrene (OPS) and PVC.

Norcan Flexible Packaging Inc., owned by Cascades at 50%, is located in Mississauga (Ontario) and is specialized in the manufacturing of flexible film for packaging. This company offers a wide variety of resin and additives to meet customers’ needs mainly in the frozen foods, bakery and ice industries.

Sales of these consumer product packaging units are allocated as follows :

Territory	2010	2011
Québec	46%	29%
Ontario	15%	9%
The rest of Canada	4%	6%
United States	35%	56%

The following table lists the mills in the consumer product packaging sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2011 :

Annual Information Form

Facilities	Products	Annual capacity in kilograms
Plastiques Cascades Kingsey Falls, Québec	Polystyrene foam food packaging, plate and bowls	9,500,000
Cascades Plastics Inc. Warrenton, Missouri	Polystyrene foam food packaging	5,000,000
Plastiques Cascades – Re-Plast Notre-Dame-du-Bon-Conseil, Québec	Out-door furniture, plastic lumber for decking	6,000,000
Cascades Inopak Drummondville, Québec	Plastic coin wrappers, food packaging	5,000,000
Norcan Flexible Packaging Inc. Mississasuga, Ontario	Film packaging	9,500,000
Cascades Forma-Pak Kingsey Falls, Québec	Egg filler flats and beverage carry trays	14,500,000
Cascades Moulded Pulp, Inc., Rockingham, North Carolina	Egg filler flats and beverage trays	6,000,000

c) Specialty Papers

Cascades Lupel, located in Trois-Rivières (Québec) manufactures backing for vinyl flooring sold under the trademarks Endorex™ and Absorbak™. Sales are made primarily in the United States (76%), Canada (19%) and in Mexico and Europe (5%). The products are delivered principally by truck. The mill’s annual production capacity is 55,000 metric tonnes. The raw materials are easily available and the mill sources 69% of its needs from the United States, the remainder is sourced in Canada. Three customers accounted for respectively 48%, 32% and 16% of sales.

The Cascades East Angus (Québec) mill manufactures several types of specialized kraft paper such as butcher paper, paper for envelopes, paper for asphalt coating and paper which withstands grease or moisture. They are marketed under the trademarks Cascades EnviroKraft™ and Cascades RobustKraft™. These types of specialty paper allow the facility to maintain a competitive share within the kraft paper market. The annual capacity of this mill is 100,000 metric tonnes. The majority of its sales are in the United States (72% in 2011). Products are delivered principally by truck. Its most important customer accounts for 14% of sales. Its products may contain 0% to 100% of recycled fibers depending on customer requirements. By increasing its bark steam production (53%), this mill substantially reduces its costs, compared to natural gas and oil production users.

Cascades Auburn Fiber (Maine), with an annual capacity of 75,000 metric tonnes, manufactures from waste paper material a de-inked pulp used for the production of tissue and fine paper. 39% of sales are made in the United States and 61% are made in Canada. In 2011, 36% of the output of this facility was used by the operating units within the Cascades Group, of which 15% was used by Cascades Tissue Group. Of the remaining 64% of sales, one customer accounted for 26%.

Cascades Fine Papers Group Inc., Rolland Division operates a plant in Saint-Jérôme (Québec) and manufactures over 100 types of uncoated fine paper. Aside from paper destined for copying, business forms and envelopes, this division is increasingly involved in the niche markets for high-end recycled paper and specialty paper for commercial and security printing. The Rolland Division paper products are made from virgin fiber (43%) and recycled fiber (57%). The products are sold under such names as Rolland Enviro100™, Rolland Opaque50™, Rolland Hitech50™, ReproPlus®50, Superfine Linen Record™, Colonial Bond™ and Security Papers™. Through its sales representatives, the Rolland Division sells 58% of its products in Canada, 37% in the United States and exports 5%. Two customers respectively accounted for 26% and 17% of sales.

The Breakey Fibers Division, located in Sainte-Hélène-de-Breakey (Québec) operates a mill specializing in the production of high-end de-inked kraft pulp, a product that meets an increasing demand for uncoated fine papers containing recycled fiber. The Breakey Fibers Division is supplied with waste paper coming from Eastern Canada and from the United States. In 2011, almost 80% of the output of this facility was used at the Rolland Division and 19% by operating units within the Cascades Group. The remaining production is sold on the open market.

The Converting Centre Division, located in Saint-Jérôme (Québec), owns and operates a sheeting centre with an annual capacity of 115,000 short tons. The Centre offers warehousing services with a capacity of 7,000 short tons. It offers sheeting, warehousing and distribution services to the other divisions of the specialized papers sector as well as to outside customers.

The following table lists the mills of the specialized papers sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2011 :

Annual Information Form

Facilities	Products / Services	Annual capacity (MT : metric tonnes ST : short tons)
Cascades Lupel Trois-Rivières, Québec	Manufacture of backing for vinyl flooring	55,000 MT
Cascades East Angus, Québec	Manufacture of kraft paper	100,000 MT
Cascades Auburn Fiber, Maine	Manufacture of de-inking kraft pulp	75,000 MT
Cascades Fine Papers Group Inc., Rolland Division Saint-Jérôme, Québec	Manufacture of uncoated fine paper	155,000 ST
Cascades Fine Papers Group Inc., Breakey Fibers Division Sainte-Hélène-de-Breakey, Québec	Manufacture of de-inked kraft pulp	75,000 MT
Cascades Fine Papers Group Inc., Converting Center Division Saint-Jérôme, Québec	Converting of fine papers, kraft and chipboard	115,000 ST

d) Recovery and Recycling

In 2011, Cascades Recovery, through its recovery centers located in Lachine and Drummondville (Québec) and its brokerage activities handled more than 58,000 metric tonnes of recyclable materials, of which 56,800 metric tonnes were fibers. In this same period, 98% of its sales were in Canada, and 2% in the United States. Most of its business is done within the Cascades Group or its partners. Waste paper supply is mainly obtained from industrial, commercial and institutional users.

Cascades Recovery Inc. (formerly known as Metro Waste Paper Recovery Inc.), owned by Cascades at 73%, provides services to recover and process discarded materials for municipal, graphic, industrial, commercial, consumer products and institutional sectors. Services are offered across Canada and the Northeastern United States with 21 recovery facilities. Marketing and brokerage offices are located in Boston (Massachusetts), Charlotte (North Carolina), Chicago (Illinois) and Montréal, Toronto, and Vancouver (Canada). In 2011, the group shipped over 1.56 million metric tonnes through its recovery facilities and brokerage business with 53% of sales in Canada, 40% in the United States and 7% at export.

4.2.2 TISSUE PAPERS SECTOR

The Tissue Papers Group is a manufacturer, converter and marketer of a wide variety of products mainly made from recycled fibers and intended for the Away-from-Home and consumer products markets. Its lines of bathroom tissue, facial tissue, paper towels, paper hand towels, paper napkins and other related products are sold under the labels Decor®, North River®, Cascades®, Wiping Solutions® and Nature’s ChoiceTM in the Away-from-Home Canadian and American markets. In the consumer products market, products are principally marketed under private labels and under the label Cascades® in Canada and Nature’s Choice® and under some secondary marks in the United States. In 2011, one client accounted for 21 % of sales in the consumer products market. In addition, the Tissue Group also sells parent rolls of bathroom tissue, paper towels, paper hand towels and specialty papers to a large number of converters. One client accounted for 60% of parent roll sales. In 2011, one client accounted for 13% of overall sales in the consumer products, Away-from-Home markets, and parent rolls. Products are sold principally through sales representatives, and are delivered by truck.

In 2011, Cascades Tissue Group launched an ultra quality bath tissue paper and a premium quality hardwound roll towel made from recycled fibre, for the Retail and the Away-from-Home markets respectively. These products are made with Atmos, an innovative manufacturing technology used exclusively by Cascades in North America. Originally developed by Voith in Brazil, this “TAD equivalent” process produces high end products similar to the fluffy and absorbent paper offerings produced with the traditional Through-Air-Drying (TAD) technology but using recycled fibre. The acquisition and start-up of Atmos at the Candiac tissue paper mill required a 30 million dollar investment. These new products are sold under the Cascades® and Cascades Elite™ brands.

In 2011, this Division also launched a new dispensing and paper napkin system that better controls the quantity of napkins used by customers. This dispenser, known under the label ServOne®, releases only one napkin at a time. Finally, a new bathroom tissue, made with 100% unbleached recycled fibres, was also launched in the Away-from-Home market under the trademark Cascades Moka™.

The Tissue Group’s sales for 2011 amounted to $871 million compared to $853 million in 2010. In 2011, Tissue Group’s production was sold as follows: 66% in the United States, and 34% in Canada. The Canadian mills generated 63% of total revenues in Canada and 37% in the United States. The American mills generated 98% of total revenues in the United States. 18 manufacturing and converting plants employ more than 2,200 employees.

The Candiac plant in Québec manufactures tissue paper made from recycled fiber and converts it into bathroom tissue and paper towels. These products are mainly sold in the consumer products market in Canada and in the United States. The production not converted at the Candiac mill is transferred to the Laval, Lachute and Papersource (Québec) and Waterford (New York) plants or is sold in parent rolls to other converters.

Annual Information Form

The Lachute plant in Québec specializes in the manufacturing and converting of industrial use paper hand towels and converting of industrial use bathroom tissue. These products are mainly destined to the Canadian and American Away-from-Home markets. The production not converted is transferred to the Rockingham (North Carolina) plant.

The Laval plant in Québec specializes in the converting of tissue paper into paper napkins for the Canadian and American food and fast food industries.

The Kingsey Falls plant in Québec manufactures tissue paper made from recycled fiber and converts it into bathroom tissue, paper towels, and facial tissue. These products are mainly sold in the consumer products market as well as the Away-from-Home markets, both in Canada and the United States. The production not converted is transferred to the Laval, Lachute and Papersource (Québec) and Waterford (New York) plants or is sold in parent rolls to other converters.

The Toronto plant in Ontario converts tissue paper made of recycled fiber into bathroom tissue, paper towels, paper napkins and facial tissue. These products are mainly sold in the Canadian and American consumer products market.

The two Toronto PM mills in Ontario produce parent rolls made of recycled fiber and virgin fiber. The production is transferred to the Toronto (Ontario), Papersource (Québec) and Waterford (New York) plants or sold to other converters.

Papersource Converting Mill Corp. in Granby (Québec) (“Papersource”) converts tissue paper into bathroom tissue, paper hand towels and facial tissue. These products are mainly sold in the Canadian and American Away-from-Home markets. Papersource, formerly owned at 50% by Cascades, became a wholly-owned subsidiary on November 1, 2011, as described under heading 3.1 “Three Year History”.

Cascades Tissue Group - North Carolina, with its Rockingham plant, manufactures tissue paper made from recycled fiber and converts it into bathroom tissue, paper towels, paper hand towels, paper napkins and facial tissue. These products are mainly sold in the American Away-from-Home markets. The production not converted is transferred to the Laval (Québec), Waterford (New York) and Best Diamond (North Carolina) plants or sold to other converters.

Cascades Tissue Group - IFC Disposables Inc.’s plant is located in Brownsville (Tennessee) and specializes in the converting of tissue papers into industrial wipes sold in the Away-from-Home markets in the United States.

Cascades Tissue Group - Wisconsin’s plant, in Eau-Claire, manufactures tissue paper made from recycled fiber and converts it into bathroom tissue, paper towels, facial tissue and paper napkins. These products are mainly sold in the consumer products market in the United States. The non-converted production is sold in parent rolls to other converters.

Cascades Tissue Group - Pennsylvania, with plants in Ransom and Pittston, manufactures tissue paper made from recycled fiber and converts it into bathroom tissue, paper towels, facial tissue and paper napkins. These products are mainly sold in the consumer products market in the United States. The non-converted production is transferred to the Waterford (New York), Kingsey Falls (Québec) and IFC plants or is sold in parent rolls to other converters.

Cascades Tissue Group - Oregon, in St-Helens, produces parent rolls made of 100% virgin fiber. The production is transferred to the Kingman (Arizona) plant or is sold to other converters.

The Waterford Division of Cascades Tissue Group - New York Inc. specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper napkins and industrial use paper hand towels. These products are mainly sold in the consumer products market as well as the Away-from-Home markets in the United States. The Mechanicville (New York) Division produces parent rolls made from recycled fiber. The production is transferred to the Waterford Division (New York) and Papersource (Québec) or is sold to other converters.

Cascades Tissue Group - Arizona Inc. operates a plant in Kingman, and specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper hand towels and paper napkins. These products are mainly sold in the consumer products market in the United States.

The Memphis plant of Cascades Tissue Group - Tennessee Inc. produces parent rolls of tissue paper made from recycled fiber. The production is transferred to the Kingman (Arizona) plant or sold to other converters.

Best Diamond Packaging, LLC, a joint venture, operates a plant in Kinston, North Carolina, and specializes in the conversion of tissue paper into paper napkins for the American food and quick-service restaurant markets.

The following table lists the plants and mills of the Tissue Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2011:

Annual Information Form

Facilities	Products / Services	Annual capacity in short tons
Manufacturing / Converting
Candiac, Québec	Paper towels, bathroom tissue	77,000
Lachute, Québec	Paper hand towels, bathroom tissue	43,000
Kingsey Falls, Québec	Paper towels, facial tissue, bathroom tissue	113,000
Cascades Tissue Group – North Carolina, Rockingham	Paper towels, facial tissue, bathroom tissue, paper napkins, paper hand towels	63,000
Cascades Tissue Group – Wisconsin, Eau Claire	Paper towels, bathroom tissue, facial tissue and paper napkins	62,000
Cascades Tissue Group – Pennsylvania, Ransom and Pittston	Paper towels, bathroom tissue, facial tissue and paper napkins	63,000
Manufacturing
Toronto PM , Ontario	Parent rolls	64,000
Cascades Tissue Group – Oregon, St-Helens	Parent rolls	77,000
Cascades Tissue Group – Tennessee Inc., Memphis	Parent rolls	46,000
Cascades Tissue Group – New York Inc., Mechanicville	Parent rolls	58,000
Converting
Toronto, Ontario	Paper towels, bathroom tissue, facial tissue, paper napkins	N/A
Laval, Québec	Paper napkins	N/A
Papersource Converting Mill Corp., Granby, Québec	Bathroom tissue, facial tissue and paper hand towels	N/A
Cascades Tissue Group – Arizona Inc., Kingman	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Cascades Tissue Group – New York Inc., Waterford	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Best Diamond Packaging, LLC Kinston, North Carolina	Paper napkins	N/A
Cascades Tissue Group – IFC Disposables Inc., Brownsville, Tennessee	Industrial wipes	N/A

4.3	RESEARCH, DEVELOPMENT AND INNOVATION

Cascades has its own research and development centre («the Centre») located in Kingsey Falls (Québec), composed of a staff of 37 employees. The Centre provides Cascades’ business units with product design and development of products and processes in addition to providing technical support for solving production problems and improving quality. Moreover, the Centre is strongly involved in innovation and sustainable development through its scientific support to the Corporation’s marketing teams. Cascades also put in place an innovation strategy, namely the “Innovation Management System” (IMS). In 2011, the innovation process expanded to all Cascades activities, namely finance, production, human resources, services and logistics, sales and marketing in order to enhance efficiency and performance at all levels.

The Information Technology Centre develops software in many spheres of activity for Cascades such as accounting, finance, human resources, warehousing logistic, transport management and production management. It has a team of 255 employees. In 2011, the Corporation made investments of $19 million for the modernization of its financial information system to an Enterprise Resource Planning (ERP) information technology system.

Annual Information Form

4.4 COMPETITIVE CONDITIONS

4.4.1	OUR MARKETS

Cascades operates in large, highly competitive markets. Our products and services compete with similar products manufactured and distributed by others both domestically and globally. The success in our markets is influenced by many factors, including price, customer service, geographic location, the quality, breadth and performance characteristics of our products. Given our products, integration level, markets and geographic diversification, we believe that we are well-positioned to compete in our packaging and tissue sectors.

According to RISI, the total U.S. coated recycled boxboard production for folding carton was approximately 2.06 million tons in 2011, stable compared to the previous year. Total coated recycled boxboard production for folding carton capacity in North America totalled approximately 2.1 million tons in 2011. The five largest manufacturers, Graphic Packaging International, RockTenn Company, Paperworks Industries Inc., Cascades Inc., and Fusion Paperboard, accounted for around 90% of total production capacity. In fact, according to the Paper Packaging Council, more than 60% of the U.S. end demand for folding cartons comes from the food and beverage industries.

The total containerboard production in North America was approximately 34 million tons of demand in 2011. Total containerboard production capacity in North America totalled approximately 35.6 million tons in 2011 and the five largest manufacturers, International Paper Company, RockTenn Company, Georgia-Pacific LLC, Packaging Corporation of America and Pratt Industries accounted for approximately 75% of total production capacity. Total U.S. containerboard production increased by 1% in 2011. With respect to demand, while the containerboard market is cyclical and impacted by economic conditions, it tends to be more resilient given that more than 80% of the end demand for corrugated boxes comes from the non durable goods industries according to the Fiber Box Association.

Demand in the U.S. tissue paper market reached approximately 8.3 million tons in 2011. Total tissue production capacity in North America totalled approximately 8.6 million tons during the same period, and the five largest manufacturers, Georgia-Pacific LLC, Kimberly-Clark Corporation, Procter & Gamble Company, Cascades Inc. and Svenska Cellulosa Aktiebolaget (SCA), accounted for approximately 75% of total production capacity. The tissue paper market consists of both the consumer products and Away-from-Home markets. Shipments of consumer products and Away-from-Home tissue products totalled approximately 69% and 31%, respectively, of total U.S. tissue paper shipments in 2011. The tissue market is considered to be the most stable paper sector with demand in North America growing at a 2% compound annual growth rate since 1995.

4.4.2	OUR COMPETITIVE STRENGTHS

Leading Market Positions with Environmentally Sustainable Product Focus. We are one of the leaders in Canada and hold one of the leading market positions in the packaging industry in North America. We also are a leading producer of coated boxboard in Europe. We are the sole Canadian public corporation in Canada active in the tissue sector. We believe our leading market positions and our environmental focus gives us an advantage over many of our competitors. We believe the demand for green products is growing and we are well-positioned to take advantage of the growing environmental trend due to our strengths and diversity of product offerings.

Fully Integrated Recycling Solutions Provider. We are an integrated manufacturer with both downstream recycled paper collection and processing capabilities and upstream manufacturing and converting operations. We have created the closed-loop systemTM that enables us to manufacture our products efficiently for our customers. In North America, 32% of the recycled fibers that we use in our products come from our own recovery, converting and other collection facilities. We continually look for opportunities to increase our integration to further ensure the supply of raw materials to our mills and grow the development of our environmentally sustainable products.

Diversified Portfolio of Products, Markets and Geographic Locations. We manufacture and sell a diversified portfolio of packaging, tissue and specialty paper products for commercial, industrial and consumer products end markets in Canada, the United States, Europe and other regions. Our customers include Fortune 500, medium and small-sized companies across a broad range of industries. We believe that our product, geographic and customer diversification help us maintain our operating performance through economic downturns and changing market conditions. The size and diversity of our operations also allow us to cost-effectively serve customers on a regional and multinational basis, reducing delivery times and enhancing customer service.

Strong Presence in Consumer-Oriented End Markets. Our paper packaging, tissue and specialty paper products are sold primarily to consumer-oriented end markets, which tend to be less sensitive to economic cycles. As a result, products sold to these markets tend to exhibit a greater degree of stability and predictability in demand and product prices than products sold to commercial or industrial-oriented end markets. Our participation in consumer-oriented end markets has increased with our focus on selling tissue products.

4.5	CYCLE COMPONENTS

Cascades is a diversified producer of packaging products and tissue paper with operations in Canada, the United States and Europe. The Corporation has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.

Although the Corporation believes that its products, integration level, market, and geographical diversification help to mitigate the adverse effects of industry conditions, the markets, for some of its products, notably containerboard and boxboard, remain cyclical. These markets are influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Corporation is also affected by the variation of the Canadian dollar against the U.S. dollar and the Euro, and the effect of the volatility of the costs of the raw materials, particularly recycled fibers.

Annual Information Form

4.6 ENVIRONMENTAL PROTECTION

4.6.1 REGULATIONS

The Corporation’s activities are subject to environmental laws and regulations imposed by various governmental and regulatory authorities in all the countries where it operates. The Corporation is in compliance, in all material respects, with all applicable environmental legislation and regulations. However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements. For more information, reference is made to the item “RISK FACTORS”, on page 35 of Management’s discussion and analysis of operating results and financial position in the 2011 Annual Report, which item is incorporated by reference.

In 2011, environmental protection requirements and the application of Cascades’ environmental mission required capital expenditures and led to operating costs as follows :

Country	Capital Expenses	Operating Costs
Canada	$4,783,547	$43,816,613
United States	$517,011	$20,276,519
Europe	$1,717,136	$3,159,090
Total	$7,017,694	$67,252,222

4.6.2 ENVIRONMENTAL MISSION

Since one of the deeply ingrained values of the Corporation is protecting the environment, Cascades has adopted an Environmental Mission, which is available on the Corporation’s Website at www.cascades.com.

4.7	REORGANIZATIONS

In 2011, no major legal reorganizations were undertaken by Cascades. In the normal course of business, some minor reorganizations of the subsidiaries of the Corporation could occasionally occur in order to improve the organizational structure, none of them having a material impact on the activities, operations or financial results of the Corporation.

4.8 SOCIAL POLICIES

The Corporation has adopted a Code of Ethics (the “Code”), which is meant to provide directors, officers, and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Corporation operates. Given important legislative changes and the need to update certain chapters, the Code was revised in 2009. A copy of the Code is available upon written request to the Corporate Secretary at the following address:

Cascades inc.

Corporate Secretariat

404, Marie-Victorin Blvd., P.O. Box 30

Kingsey Falls (Québec) J0A 1B0

The Code and the corporate policies referred to in the document are also available on the Corporation’s Website at www.cascades.com.

4.9 RISK FACTORS

We refer the reader to Management’s discussion and analysis of operating results and financial position in the 2011 Annual Report, specifically on page 35, under the heading “RISK FACTORS”, incorporated by reference herein.

ITEM 5—DIVIDENDS AND DISTRIBUTIONS

In 2009, 2010 and 2011, Cascades paid dividends on its Common Shares at the current rate of $0.04 per Common Share per quarter. Other than pursuant to the Indentures, which govern its 6.75%, 7.25%, 7.75% and 7.875% Senior Notes, and the Credit Facilities, there are no material contractual restrictions on Cascades’ ability to declare and pay dividends on its Common Shares.

The dividend amount is reviewed annually by the Board of Directors and is determined taking into account Cascades’ financial situation, its results from operations, its capital requirements and any other factor deemed pertinent by the Board.

ITEM 6—CAPITAL STRUCTURE

6.1 GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The share capital of the Corporation is composed of an unlimited number of Common Shares without par value, an unlimited number of Class “A” Preferred Shares without par value which may be issued in series and an unlimited number of Class “B” Preferred Shares without par value which may be issued in series.

The holders of common shares are entitled to the right to vote on the basis of one vote per share at any meetings of shareholders and the right to receive dividends and to share in the remaining assets in the event of a liquidation of the Corporation. As at March 15, 2012, there were 94,341,165 Common Shares issued and outstanding.

The Class “A” and “B” Preferred Shares are issuable in series and rank equally within their respective classes as to dividends and capital. Registered holders of any series of Class “A” or Class “B” are entitled to receive, in each fiscal year of the Corporation or on any other basis, cumulative or non-cumulative preferred dividends payable at the time, at the rates and for such amounts and at the place or places

Annual Information Form

determined by the directors with respect to each series prior to the issuance of any Class “A” or Class “B” Preferred Shares. In the event of the liquidation, winding-up or dissolution of the Corporation or any other distribution of its assets to its shareholders, the holders of Class “A” and “B” Preferred Shares are entitled to receive, out of the assets of the Corporation , the amount paid in consideration of each share held by them. The holders of Class “A” and “B” Preferred Shares are not entitled as such to receive notice of or to attend or to vote at any meetings of shareholders. None of the Class “A” or “B” Preferred Shares of the capital stock of the Corporation are, as of the date hereof, issued and outstanding.

6.2 RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Rating for debt instruments are presented in ranges by each of the rating agencies. The highest qualities of securities are rated AAA in the case of Standard & Poor’s (“S&P”) and Dominion Bond Rating Services (“DBRS”), or Aaa in the case of Moody’s Investors Service (“Moody’s”). The lowest quality of securities are rated D in the case of S&P and DBRS, or C in the case of Moody’s.

According to the S&P rating system, notes rated BB, B, CCC, CC, and C are regarded as having from low to significant speculative characteristics. A BB rating indicates the least degree of speculation and C the highest. While such notes will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. Notes rated BBB are less vulnerable for non-payment than other speculative economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from AAA to B may be modified by the addition of a plus (+) or minus (-) to show relative standing within the major rating categories.

According to the Moody’s rating system, notes, which are rated Ba, are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

According to the DBRS rating system, long-term debt rated BB is defined to be speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB range typically have limited access to capital markets and additional liquidity support. In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations. The absence of either a high or low designation indicates the rating is in the middle of the category.

Credit Risk	Moody’s	S & P	DBRS
Highest quality	Aaa	AAA	AAA
High quality (very strong)	Aa	AA	AA
Upper medium grade (strong)	A	A	A
Medium grade	Baa	BBB	BBB
Lower medium grade (somewhat speculative)	Ba	BB	BB
Low grade (speculative)	B	B	B
Poor quality (may default)	Caa	CCC	CCC
Most speculative	Ca	CC	CC
No interest being paid or bankruptcy petition filed	C	C	C
In default	C	D	D

Source:	Securities Industry and Financial Markets Association and “Dominion Bond Rating Services”

Cascades’ outstanding senior notes received the following ratings by S&P, Moody’s and DBRS respectively:

Rating agency	Rating	Qualitative	Most recent update

S&P	B+	Positive outlook	May 2011

Moody’s	Ba3	Stable outlook	December 2011

DBRS	BB high	Stable outlook	October 2011

It is to be noted that the credit ratings given to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes as such, given these ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn by a rating agency in the future if in its judgement circumstances so warrant. The Corporation is not responsible for credit ratings given by the rating agencies.

Annual Information Form

Item 7—MARKET FOR SECURITIES

7.1 TRADING PRICE AND VOLUME

Cascades’ Common Shares are traded on the Toronto Stock Exchange under the ticker symbol “CAS”. The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Corporation’s Common Shares on the Toronto Stock Exchange for each month of the most recently completed financial year:

Toronto Stock Exchange – Market price range – Year 2011

Month	High	Low	Market Price Range	Trading Volume
January	7.36	6.27	7.26	4,761,973
February	7.45	6.50	6.78	2,926,340
March	7.75	6.53	7.55	4,660,524
April	7.75	6.82	6.90	2,953,017
May	7.04	5.90	6.22	2,819,168
June	6.54	6.02	6.38	1,725,351
July	6.44	6.06	6.18	975,169
August	6.20	4.96	5.06	3,131,529
September	5.11	3.77	3.90	2,658,447
October	4.65	3.51	4.55	3,062,967
November	4.99	4.25	4.30	1,917,632
December	4.46	3.80	4.43	2,249,489

In 2010, in the normal course of business, the Corporation renewed its redemption program. Purchases began on March 15, 2010 and continued until March 14, 2011. The notice enabled Cascades to acquire up to 4,848,540 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as at March 5, 2010. At the end of this normal course issuer bid, the Corporation had redeemed 638,191 Common Shares at an average weighted cost of $7.18.

In 2011, in the normal course of business, the Corporation renewed its redemption program. Purchases began on March 15, 2011 and continued until March 14, 2012. The notice enabled Cascades to acquire up to 4,830,321 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as at March 15, 2011. As of March 1, 2012, the Corporation had redeemed 2,363,563 Common Shares at an average weighted cost of $5.12.

On March 13, 2012, Cascades announced that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid commenced on March 15, 2012 and will cease on March 14, 2013. The Common Shares purchased shall be cancelled. The notice will enable Cascades to acquire up to 4,725,273 Common Shares, which represents approximately 5% of the 94,505,465 issued and outstanding Common Shares as at March 1, 2012.

Item 8 – DIRECTORS AND OFFICERS

The Directors of the Corporation are elected annually to hold office until the next annual general meeting or until a successor is elected or appointed.

8.1 NAME, OCCUPATION AND SECURITY HOLDING

The following table sets out the name and place of residence of each Director, its principal occupation, the year in which he first became a director of the Corporation, the number of common shares of the Corporation beneficially owned directly or indirectly by him, the number of deferred share units he holds, if the Director sits on boards of directors and committees of other public companies and membership on the committees of the Board of Directors of the Corporation.

Mr. Bernard Lemaire

Kingsey Falls, Québec (Canada)

Director since 1964

Non-Independent

Common Shares : 13,214,159

One of the founders of Cascades, Mr. Lemaire has been a Director of the Corporation since 1964. He was President of the Corporation from its creation to 1992 and Chairman of the Board from 1992 to 2008. Mr. Lemaire is also Executive Chairman of the Board of Directors of Boralex Inc., a power producer dedicated to the development and operation of energy power stations. He serves as a member of the Administrative Committee of both companies. Mr. Lemaire holds an Honorary Doctorate from the École des Hautes Études Commerciales – Montréal and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is an Officer of the Order of Canada and an Officer of the Ordre national of Québec as well as a Chevalier of the Ordre national of the Légion d’honneur of the French Republic.

Mr. Laurent Lemaire

Warwick, Québec (Canada)

Director since 1964

Non-Independent

Common Shares : 12,184,013

Annual Information Form

One of the founders of Cascades, Mr. Lemaire is Executive Vice-Chairman of the Board of Directors of the Corporation and a member of the Administrative Committee. He held the position of Chairman of the Board of Directors from May 2008 to May 2011 and was President and Chief Executive Officer of the Corporation from 1992 to 2004. He holds a Masters degree in Commerce and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is a member of the Board of Directors and of the Audit Committee of Junex Inc., a junior oil and gas exploration company. He also sits on the Board of Directors of Reno de Medici S.p.A., an Italian—based public company, manufacturer of coated and recycled boxboard.

Mr. Alain Lemaire

Kingsey Falls, Québec (Canada)

Director since 1967

Non-Independent

Common Shares : 4,919,607

One of the founders of Cascades, Mr. Lemaire is Chairman of the Board of Directors and President and Chief Executive Officer of the Corporation and a member of the Administrative Committee. He held the position of Executive Vice-President of the Corporation from 1992 to 2004 and was President and Chief Executive Officer of Norampac Inc. from 1998 to 2004. A former student of the Institut des pâtes et papiers of Trois-Rivières (Québec), he holds an Honorary Doctorate in Business Administration from the University of Sherbrooke.

Mr. Martin P. Pelletier, Eng., Ph. D

Sillery, Québec (Canada)

Director since 1982

Non-Indedendent

Common Shares : 68,054

Differed Share Units: 26,056

Mr. Pelletier, a chemical engineer, is a pulp and paper consultant. He held the position of Vice-President and Chief Operating Officer, Containerboard, Norampac Inc., from 1997 to 2000 and was President and Chief Executive Officer of Rolland Inc. (now known as Cascades Fine Papers Group Inc.) from 2000 to 2002. He is the Chairman of the Environmental, Health and Safety Committee. He sits on the Board of Directors of CO2 Solutions, an innovator in the field of enzyme enabled carbon capture.

Mr. Paul R. Bannerman

Montréal, Québec (Canada)

Director since 1982

Non-Independent

Common Shares : 661,884

Deferred Share Units: 26,056

Mr. Bannerman is the founder and the Chairman of the Board of Directors of Etcan International Inc., a pulp and paper sales agency founded in 1978 which is active in the American, European and South American markets. Mr. Bannerman sits on the Board of Directors of a number of private companies and contributes personally and through his private foundation to the advancement of education, health, the arts and community development. He is a graduate of McGill University in political science and economics and holds an M.B.A. from Harvard University.

Mr. Louis Garneau

St. Augustin-de-Desmaures, Québec (Canada)

Director since 1996

Independent

Common Shares : 5,018

Deferred Share Units: 26,056

Mr. Garneau is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He is a member of the Human Resources Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre National of Québec and an Officer of the Order of Canada. In June 2007, he was awarded an honorary doctorate by the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society.

Mrs. Sylvie Lemaire

Otterburn Park, Québec (Canada)

Director since 1999

Non-Independent

Common Shares : 532,287

Deferred Share Units: 26,056

Mrs. Lemaire is a director of companies. She has held production, research and development and general management positions. She was co-owner of Dismed Inc., a distributor of medical products, and of Fempro Inc., where she held the position of President until 2007. She serves as a member of the Environmental, Health and Safety Committee and a member of the Corporate Governance and Nominating Committee. Mrs. Lemaire holds the degree of Bachelor in Industrial Engineering from the Montreal École polytechnique.

Annual Information Form

Mr. Laurent Verreault

Verdun, Québec (Canada)

Director since 2001

Independent

Common Shares : 98,570

Deferred Share Units: 26,056

Mr. Verreault is Chairman of the Board of Directors and Chief Executive Officer of GLV Inc., a manufacturer of engineered equipment. He has been a Director of Cascades since 2001 and serves as a member of the Audit and of the Human Resources Committees. Mr. Verreault intends to retire from the Corporation’s Board of Directors and is not standing for re-election at the next Annual General Meeting of Shareholders.

Mr. Robert Chevrier

Montréal, Québec (Canada)

Director since 2003

Independent

Common Shares : 5,000

Differed Share Units: 26,056

Mr. Chevrier is President of Société de Gestion Roche Inc., a holding and investment company. He is the Chairman of the Audit Committee and acts as lead Director. He is a director and member of the Audit Committee of Bank of Montreal and Chair of the Pension Fund Society of Bank of Montreal; director and Chair of the Human Resources Committee of CGI Group Inc., an IT and business process services provider; Chairman of the Board of Quincailleries Richelieu Ltée, a distributor, importer and manufacturer of specialty hardware. He has held the position of Chairman of the Board of Directors and President and Chief Executive Officer of Rexel Canada Inc. He is a graduate of the University of Concordia and a Fellow of the Canadian Institute of Chartered Accountants.

Mr. David McAusland

Beaconsfield, Québec (Canada)

Director since 2003

Independent

Common Shares : 4,000

Differed Share Units: 26,056

Mr. McAusland is a partner in the law firm of McCarthy Tétrault S.E.N.C.R.L.,s.r.l. From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., a large multinational industrial company. He is a member of the Corporate Governance and Nominating Committee and Chair of the Human Resources Committee. Mr. McAusland sits on the Boards of Directors of Cogeco Inc., and Cogeco Cable Inc., two companies involved in the communications sector where he is a member and Chair of the Corporate Governance Committee and a member of the Strategic Opportunities Committee of both these issuers. He sits on the Board of Directors of Khan Resources Inc., a uranium exploration and development company, where he is a member of the Compensation Committee. He is the Chairman of the Board of Directors of ATS Automation Tooling Systems, a leader in automation manufacturing solutions. In addition, he is a director of not-for-profit organizations such as the Montreal General Hospital Foundation and Chairman of the Board of the Fondation de l’École nationale du cirque.

Mr. James B.C. Doak

Toronto, Ontario (Canada)

Director since 2003

Independent

Common Shares : 10,000

Differed Share Units: 26,056

An economist and chartered financial analyst, Mr. Doak is President and Managing Director of Megantic Asset Management Inc., a Toronto-based investment company, since 2002. Prior thereto, from 1997 to 2002, he held the position of President of Enterprise Capital Management Inc. He is a member of the Audit Committee and Chair of the Corporate Governance and Nominating Committee. Mr. Doak is Chairman of the Board of Directors and a member of the Corporate Governance and Nominating Committee, the Compensation and the Audit and Finance Committees of Khan Resources Inc. a uranium exploration and development company. He is also a director and member of the Audit Committee of Purepoint Uranium Group Inc., an uranium exploration company. He is also a director and Chair of the Audit and Finance Committee of Eurocopter Canada Limited, a subsidiary of Eurocopter, a designer and manufacturer of civil helicopters. He holds a Diplôme d’études collégiales from McGill University and a B.A. in Economics from the University of Toronto.

Mr. Georges Kobrynsky

Outremont, Québec (Canada)

Director since 2010

Independent

Common Shares : 0

Differed Share Units: 4,682

Mr.Kobrynsky is a Director of companies. He is member of the Audit and Environment, Health and Safety Committees. He held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. Mr. Kobrynsky has also held for more than 30 years, various senior positions at Domtar Inc., including Senior Vice-President, Pulp and Paper Sales, Marketing and Customer Relations Group from 2001 to 2005 and Senior Vice-President, Communication Papers Division from 1995 to 2001. He sat on the Board of Directors of Norampac Inc., from 1998 to 2006. He holds a Master of Business Administration from McGill

Annual Information Form

University, a Bachelor’s degree in Forest Engineering from Université Laval and a Bachelor of Arts from the Université de Montréal. He is a member of the Board of Directors of Supremex Inc., a Canadian manufacturer of stock and custom envelopes of which he is a member of the Audit Committee and Chair of the Compensation, Corporate Governance and Nominating Committee.

8.2 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the Corporation’s knowledge, no director or executive officer of the Corporation and no shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

a) is or has been in the past ten years before the date of this Annual Information Form a director or executive officer of any other company that, while that person was acting in that capacity,

i) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under securities legislation for a period or more than 30 consecutive days;

ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the other issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

b) was subject to court-imposed penalties or sanctions relating to securities legislation or by a securities regulatory authority, or entered into a settlement agreement with such authority; or

c) was subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the Corporation’s knowledge, no director or officer of the Corporation and no shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons, has within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets.

Furthermore, to the knowledge of the Corporation, no proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Annual Information Form

8.3 INFORMATION CONCERNING EXECUTIVE OFFICERS

Executive Officers	Occupation in the Corporation

Laurent Lemaire Warwick (Québec)	Executive Vice-Chairman of the Board of Directors

Alain Lemaire Kingsey Falls (Québec)	Chairman of the Board of Directors and President and Chief Executive Officer

Mario Plourde Kingsey Falls (Québec)	Chief Operating Officer

Allan Hogg Kingsey Falls (Québec)	Vice-President and Chief Financial Officer

Christian Dubé Sutton (Québec)	Vice-President, Business Development

Maryse Fernet Kingsey Falls (Québec)	Vice-President, Human Resources

Dominic Doré Mont-Saint-Hilaire (Québec)	Vice-President, Information Technology

Hubert Bolduc Montreal (Québec)	Vice-President, Communications and Public Affairs

Léon Marineau Kingsey Falls (Québec)	Vice-President, Environment

Robert F. Hall Sherbrooke (Québec)	Vice-President, Legal Affairs and Corporate Secretary

Suzanne Blanchet Candiac (Québec)	President and Chief Executive Officer, Tissue Group

Marc-André Dépin Boucherville (Québec)	President and Chief Executive Officer, Containerboard and Boxboard Group (Norampac)

Luc Langevin Notre-Dame-des-Prairies (Québec)	President and Chief Operating Officer, Cascades Specialty Products Group

During the past five years, each of the Executive Officers of the Corporation have been engaged in their present principal occupations or in other executive capacities for the Corporation or with related or affiliated companies indicated opposite their name.

Mr. Mario Plourde was appointed Chief Operating Officer on February 23, 2011. Prior thereto, he was President and Chief Operating Officer of Cascades Specialty Products Group, a position he held for 11 years.

Mr. Luc Langevin was appointed President and Chief Operating Officer, Cascades Specialty Products Group on May 2, 2011. Since 1995, he has held various management positions within the Cascades Specialty Products Group.

As at December 31, 2011, the Directors and Executive Officers of the Corporation listed herein beneficially owned as a group, or exercised control or direction over, directly or indirectly, 32,117,716 Common Shares representing 34% of the Common Shares issued and outstanding.

Item 9 – LEGAL PROCEEDINGS

In the normal course of operations, the Corporation is party to various legal actions and contingencies, mostly related to contracts disputes, environmental, product claims, and labour issues. While the final outcome with respect to legal actions outstanding or pending as at December 31, 2011 cannot be predicted with certainty, it is management’s opinion that the outcome will not have a material adverse effect on the Corporation’s consolidated financial position, results of its operations or its cash flows.

On May 2, 2011, the Corporation sold all of its interest in its subsidiaries Dopaco, Inc and Dopaco Canada, Inc. (collectively “Dopaco”). In accordance with the terms of the sale agreement, the Corporation retained liability for certain pending litigation, namely, a claim for damages in relation to the contamination of a site previously used by Dopaco. The claim for damages amounting to approximately US$11 million ($11 million) includes amounts for the de-contamination of the site, a decrease in property value and legal expenses. The Corporation expects to go to trial in April of 2012. While the Corporation believes the claim is without merit, it is impossible to predict the final outcome of this claim with any certainty at this time. No provision is recorded for this potential claim as at December 31, 2011.

Annual Information Form

Item 10 – TRANSFER AGENTS AND REGISTRARS

Cascades’ transfer agent and registrar is Computershare Investor Services Inc. (“Computershare”), having its place of business in Montréal, Québec, Canada at 1500 University Street, 7th Floor. The register of transfers of the Common Shares of the Corporation maintained by Computershare is located in the same office in Montreal.

Item 11 – MATERIAL CONTRACTS

The only material contracts entered into during the year ended December 31, 2011 or in prior years that are still in effect and filed on SEDAR and EDGAR are :

Credit agreement, dated December 29, 2006, amongst Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, National Bank of Canada, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders, as amended as of June 27, 2007, March 27, 2008, May 22, 2008 and February 13, 2009 (the “Credit Agreement”). The Credit Agreement has been amended and restated on February 10, 2011. Upon the terms of the amended and restated Credit Agreement, the revolving and term credit facilities were consolidated into a new $750 million revolving credit facility maturing in February 2015.

Indenture dated February 5, 2003, amongst Cascades, the Subsidiary Guarantors party thereto and The Bank of New York Mellon (f/k/a The Bank of New York), as trustee, pursuant to which Cascades issued 7 1/4% Senior Notes due 2013.

Indenture dated May 28, 2003, amongst Norampac Inc. (“Norampac”), the Subsidiary Guarantors party thereto and the Bank of Nova Scotia Trust Company of New York, as trustee, pursuant to which Norampac issued 6 3/4% Senior Notes due 2013. On December 28, 2006, Norampac assigned and transferred all of its assets to Cascades and Cascades assumed all of Norampac’s liabilities, including the 6 3/4% Notes issued pursuant to the Indenture.

Indenture dated December 3, 2009, amongst Cascades, the Subsidiary Guarantors party thereto and The Bank of Nova Scotia Trust Company of New York, as trustee, pursuant to which Cascades issued 7 3/4% Senior Notes due 2017.

Indenture dated December 3, 2009, amongst Cascades, the Subsidiary Guarantors party thereto and Computershare Trust Company of Canada, as trustee, pursuant to which Cascades issued 7 3/4% Senior Notes due 2016.

Indenture dated December 23, 2009, amongst Cascades, the Subsidiary Guarantors party thereto and The Bank of Nova Scotia Trust Company of New York, as trustee, pursuant to which Cascades issued 7 7/8% Senior Notes due 2020.

Purchase and Sale Agreement by and amongst Cascades USA Inc., a wholly owned subsidiary of the Corporation, as Seller, Reynolds Group Holdings Limited, as Purchaser, Cascades Inc., as Guarantor, with respect to the sale of all of the issued and outstanding capital stock of Dopaco, Inc. and Dopaco Canada, Inc., dated as of March 3, 2011.

Limited Liability Company Agreement of Greenpac Holding LLC, by and amongst 27102009 USA LLC, a wholly owned subsidiary of the Corporation, 19J LLC, 56P LLC, CDPQ Investment GML Inc. and Containerboard Partners Inc. dated as of June 27, 2011.

Item 12 – INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”), are the Independent Auditor of the Corporation who have prepared the Independent Auditor’s report dated March 19, 2012 in respect of the Corporation’s consolidated financial statements with accompanying notes as at and for the years ended December 31, 2011 and 2010 and January 1, 2010. PwC has advised that they are independent with respect to the Corporation within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.

ITEM 13 – AUDIT COMMITTEE

13.1 COMPOSITION AND MANDATE

The Audit Committee (the “Committee”) is composed of Messrs Robert Chevrier, (Chair) , Laurent Verreault, James B.C. Doak and Georges Kobrynsky. The Committee is governed by a charter which is attached to this AIF as Schedule A. The Corporation has adopted a Code of Ethics (the “Code”) which was revised in 2009 that applies to all directors, officers and employees. The Code is posted on Cascades’ Website at www.cascades.com. All the members of the Committee are independent in accordance with the definition provided in section 1.4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators and are financially literate.

13.2 RELEVANT EDUCATION AND EXPERIENCE OF THE MEMBERS

The following describes the relevant education and experience of each member of the Committee that provides him with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Annual Information Form

Name of Committee Member	Relevant Education and Experience

Robert Chevrier	Mr. Chevrier is a Fellow of the Institute of Chartered Accountants. He sits on the Boards of other Canadian listed companies and on other Audit Committees. His education and experience allows him to have a good understanding of the accounting principles used by the Corporation and he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Laurent Verreault	As Chairman of the Board of Directors and Chief Executive Officer of GLV Inc., a manufacturer of engineered equipment, primarily focused on the production of equipment for the pulp and paper industry, Mr.Verreault is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements.

James B.C. Doak	An economist, Mr. Doak has more than 20 years of experience as a chartered financial analyst and is a past President and Director of the Toronto CFA Society. He has been a Board member of several public companies, namely, PetroKazahstan Inc., Superior Propane Inc., and Spar Aerospace Inc. He has held senior positions with ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd., and was the founder of Enterprise Capital Management Inc., where he served as President until 2002. He is President and Managing Director of Megantic Asset Management Inc., an investment company.

Georges Kobrynsky	Mr.Kobrynsky is a Director of companies and held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. He has also held for more than 30 years, various senior positions at Domtar Inc. Mr. Kobrynsky is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. He is a member of the Board of Directors and of the Audit Committee of Supremex Inc.

13.3 INDEPENDENT AUDITOR’S SERVICES FEES

The following table sets out the fees incurred and paid to the Independent Auditor PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., chartered accountants, in Canadian dollars in the past two fiscal years for various services provided to the Corporation and its subsidiaries :

Fees	Fees
	December 31, 2010	December 31, 2011
Audit Fees (1)	$2,010,910	$1,768,065
Audit-Related Fees (2)	$899,084	$573,981
Tax Fees (3)	$278,969	$461,911
Other Fees (4)	N/A	N/A

Total	$3,188,963	$2,803,957

(1)	Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Corporation.
(2)	Professional services related to auditing as well as consultations on accounting and regulatory matters.
(3)	Professional services regarding compliance with income tax laws.
(4)	Various other services.

13.4 POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES

The Corporation’s Audit Committee has adopted a Pre-approval Policy and Procedures, as amended, for services provided by the Independent Auditor (the “Policy”) which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the Independent Auditor are pre-approved. Under the terms of the Policy, services that involve annual fees of less than $25,000 up to an annual limit of $50,000 are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee that involve the payment of unbudgeted fees up to a maximum of $100,000 per mandate. Services that involve fees of more than $100,000 require pre-approval of all the members of the Committee.

Item 14—ADDITIONAL INFORMATION

Additional information, including Directors’ and Senior Officers’ remuneration and indebtedness, principal holders of the securities of Cascades and options to purchase securities, and interests of insiders in material transactions, if any, is contained in the Management Proxy Circular dated March 15, 2011 for the annual general meeting of shareholders.

Also, additional financial information pertaining to the fiscal year ended December 31, 2011 including Management’s Discussion and Analysis is presented in the Corporation’s 2011 Annual Report.

In addition, the following documents may be obtained, upon written request, from the Corporation’s Corporate Secretary:

(a) When Cascades is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

Annual Information Form

i) one copy of the latest Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

ii) one copy of the latest Annual Report of the Corporation, a copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying Independent Auditor’s report, and the Management’s Discussion and Analysis of Operating Results and Financial Position and one copy of any interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

iii) one copy of the Corporation’s Management Proxy Circular in respect of its most recent Annual General Meeting of Shareholders that involved the election of Directors ; and

iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b) at any other time, a copy of the documents referred to in a) i) to iii) above, may be obtained from the Corporate Secretary of the Corporation, at the address indicated below, provided that the Corporation may require the payment of a reasonable fee if the request is made by a person or company who is not a security holder of Cascades.

Most of the above-mentioned information relating to the Corporation may be found on SEDAR at www.sedar.com and on the Corporation’s Website at www.cascades.com.

Cascades Inc.

Corporate Secretary

404 Marie-Victorin Blvd., P.O. Box 30

Kingsey Falls, Québec J0A 1B0

Telephone: (819) 363-5100

Telecopier: (819) 363-5127

Schedule A

CHARTER

OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “Corporation”)

1. PURPOSE

The purpose of this charter is to describe the role of the Audit Committee (the “Committee”) as well as its duties and responsibilities delegated by the Board of Directors (“the Board”). The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues:

•	The quality and integrity of the Corporation’s financial statements;

•	The enterprise risk management process;

•	Accounting and financial reporting process;

•	Systems of internal accounting and financial controls;

•	Independent auditor’s qualifications, independence and performance;

•	Internal audit function and process;

•	The Corporation’s compliance with legal and regulatory requirements relating to the Corporation’s financial statements;

•	Fulfill any other responsibilities assigned to it from time to time by the Board.

2. DIVISION OF RESPONSIBILITIES

In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Corporation’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board. Management of the Corporation is responsible for the preparation, the presentation and the integrity of the Corporation’s financial statements and for the effectiveness of internal control over financial reporting.

Management and the internal audit service are responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditor is responsible for planning and carrying out audits of the Corporation’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

In performing their duties, the members of the Committee must have open and free discussions with the Board, the independent auditor, the internal auditor and management of the Corporation.

CHARTER

OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “Corporation”)

3. COMPOSITION AND ORGANIZATION

The Committee shall be composed of a minimum of three independent directors, as appointed by the Board at its first meeting following the annual shareholders meeting. Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

Each Committee member must be financially literate in accordance with applicable laws and at least one member must have accounting or related financial management expertise, as determined by the Board.

The Committee will appoint one of its members as Chairman and the Secretary or Assistant-Secretary of the Corporation or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.

4. MEETINGS AND RESOURCES

The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the independent auditor, as required.

The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.

The Chairperson of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the internal auditor. The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.

The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s activities and will make recommendations concerning all matters it deems necessary or appropriate.

The Committee shall at all times have free and open access to management, to the internal auditor and to the independent external auditor in order to seek explanations or information on specific questions.

The Committee shall have, the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their remuneration, without further Board approval.

In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Corporation, its divisions and its subsidiaries.

CHARTER

OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “Corporation”)

5. DUTIES AND RESPONSIBILITIES

In addition to the above-mentioned responsibilities, the Committee shall address the following questions:

5.1 Financial reporting

•	Reviews the quality and integrity of the Corporation’s accounting and financial reporting system through discussions with management, the independent auditor and the internal auditor;

•

Reviews with management and the independent auditor the annual audited financial statements of the Corporation, including the information contained in management’s discussion and analysis, related press releases and the independent auditor’s report on the annual audited financial statements prior to public disclosure and filing with the Securities Regulatory Authorities;

•

Reviews the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Regulatory Authorities;

•

Reviews the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•

Reviews with the independent auditor and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•

Reviews financial analyses and other written communications prepared by management, the internal auditor or the independent auditor, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative methods in conformity with International Financial Reporting Standards (“IFRS”) on the financial statements;

•	Verifies the compliance of management certification of financial reports with applicable legislation;

•

Reviews important litigation and any regulatory or accounting initiatives that could have a material effect on the Corporation’s financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•

Reviews the results of the external audit, and any significant problems encountered in the performance the audit, and management’s response or action plan related to any Management Letter issued by the independent auditor.

CHARTER

OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “Corporation”)

5.2 Risk management and internal control

•	Periodically receives management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control;

•	Reviews insurance coverage for the Corporation annually and as may otherwise be appropriate;

•	Reviews the Corporation’s risk assessment and risk management policies, including the Corporation’s policies regarding hedging, investment and credit;

•

Reviews significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Corporation’s financial or organizational structure, including off-balance sheet items;

•	Periodically enquires as to the funding of the retirement plans as well as the investment management, the structure and performance of the retirement plans;

•	Assists the Board in carrying out its responsibility for ensuring that the Corporation is compliant with applicable legal and regulatory requirements relating to the financial statements;

•

While ensuring confidentiality and anonymity, establishes procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters.

•	Periodically reviews with the Board, the internal auditors and the independent auditor of the Corporation and senior management, the Corporation’s anti-fraud program and practices.

5.3 Internal Audit Function

•	Reviews with management, the internal audit staff qualifications and experience and, if required, recommends the appointment or replacement of the internal auditor;

•	Regularly assesses the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•	Annually reviews the internal audit plan;

•

Undertakes private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management,, the degree of interaction with the independent auditor, and any unresolved differences of opinion or disputes.

CHARTER

OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF CASCADES INC. ( the “Corporation”)

5.4 Independent Auditor

•

Recommends to the Board, the appointment of the independent auditor and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluates and compensates them and assesses their qualifications, performance and independence;

•	Ensures that as representatives of the shareholders, the independent auditor reports to the Committee and to the Board;

•	Approves all audit services provided by the independent auditor and determines and approves in advance, non audit services provided, in compliance with applicable legal and regulatory requirements;

•

Discusses with the independent auditor the quality and not just the acceptability of the Corporation’s accounting principles, including: i) all critical accounting policies and practices used; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as iii) any other material written communications between the Corporation and the independent auditor, including any disagreement or unresolved differences of opinion between management and the independent auditor that could have an impact on the financial statements;

•

Reviews at least once a year the independent auditor’s report stating all relationships the independent auditor has with the Corporation and confirming their independence, and holding discussions with the independent auditor as to any relationship or services that may impact the quality of the audit services, or their objectivity and independence;

•	Reviews and approves policies for the Corporation’s hiring of partners and employees or former partners and employees of the independent auditor;

5.5 Performance Evaluation of the Committee

•

Prepares and reviews with the Board, an annual performance evaluation of the Committee and its members and assesses once a year, the adequacy of its mandate and, if required, makes recommendations to the Board.